UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-6

under the Securities Exchange Act of 1934

For the Month of April, 2023

Commission File Number: 001-41174

RELIEF THERAPEUTICS Holding SA

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Switzerland

(Jurisdiction of incorporation or organization)

Avenue de Sécheron 15

1202 Geneva

Switzerland

Tel: +41 22 545 11 16

(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 14, 2023, RELIEF THERAPEUTICS Holding SA (the “Company”) presented to its shareholders its Annual Report, including its audited financial statements for the years ended December 31, 2022 and 2021 and its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2022 and 2021. The Annual Report is attached as Exhibit 99.1 to this Form 6-K.

The audited financial statements and Management’s Discussion of Financial Condition and Results of Operations will be included in iXBRL format in accordance with Rule 405 of Regulation S-T in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, which will be filed on or before May 1, 2023.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Annual Report of RELIEF THERAPEUTICS Holding SA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELIEF THERAPEUTICS Holding SA

By:	/s/ Jack Weinstein
Jack Weinstein
Chief Executive Officer

Dated: April 17, 2023

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